SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PHARMERICA CORPORATION

(Name of Subject Company)

PHARMERICA CORPORATION

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

Tom Caneris

Senior Vice President & General Counsel

PharMerica Corporation

1901 Campus Place, Louisville, KY 40299

(502) 627-7536

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rodney H. Bell

Holland & Knight LLP

701 Brickell Avenue, Suite 3000

Miami, Florida 33131

(305) 374-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by PharMerica Corporation, a Delaware corporation (“PharMerica” or the “Company”), on September 20, 2011, as amended on September 23, 2011 and September 27, 2011. The Statement relates to the tender offer by Omnicare, Inc. (“Omnicare”) through Philadelphia Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Omnicare (“Omnicare Sub”), to purchase all of the outstanding Shares at a price of $15.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Omnicare and Omnicare Sub with the SEC on September 7, 2011, and subsequently amended on September 9, 2011, September 23, 2011, September 30, 2011 and October 5, 2011. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer.”

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by inserting at the end of the subsection under the heading “Litigation Matters” on page 26 of the Statement the following:

“On October 3, 2011, the Court of Chancery of the State of Delaware consolidated the Hugh F. Drummond as Trustee of the FBO Hugh F. Drummond Trust v. PharMerica Corp., et al. action and the Louisiana Municipal Police Employees’ Retirement System v. Frank Collins, et al. action. The caption of the consolidated action is In Re PharMerica Corporation Shareholder Litigation, Consolidated Civil Action No. 6851-CS.

On September 29, 2011, the Plumbers & Pipefitters Local Union No. 630 Pension-Annuity Trust Fund (“PPLU”) filed a lawsuit in the Circuit Court of the Commonwealth of Kentucky, purportedly on behalf of a class of PharMerica stockholders, against PharMerica and the members of the Board, styled Plumbers & Pipefitters Local Union No. 630 Pension-Annuity Trust Fund vs. PharMerica Corporation, et al. In the action, PPLU alleges that the members of the Board breached their fiduciary duties to PharMerica and its stockholders by, among other things, adopting the Rights Agreement, failing to respond appropriately to the Offer and failing to disclose all material information in the Schedule 14D-9. PPLU seeks declaratory and injunctive relief, including certifying the case as a class action, enjoining the directors and PharMerica from maintaining the Rights Agreement, requiring the Board to disclose all material information and declaring that the Board violated its fiduciary duties. PharMerica and its directors believe that the claims made by PPLU are without merit and intend to defend them vigorously.”

Item 9.	Exhibits

Explanatory Note: The synergies and value estimates reflected in Exhibit (a)(12) are for illustrative purposes only. No agreement has been entered into with Omnicare regarding a merger or acquisition, and there can be no assurance that an agreement will be entered into between the parties. Further, antitrust approval of any acquisition of PharMerica by Omnicare has not been obtained.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(12)	Investor presentation dated October 13, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMERICA CORPORATION

By:	/s/ MICHAEL J. CULOTTA
Name:	Michael J. Culotta
Title:	Executive Vice President and Chief Financial Officer

Dated: October 13, 2011

Exhibit Index

Exhibit No.	Description
(a)(12)	Investor presentation dated October 13, 2011.